Exhibit 99.1

CooTek Announces Third Quarter 2021 Unaudited Results

SHANGHAI, China, December 8, 2021 – CooTek (Cayman) Inc. (NYSE: CTK) ("CooTek" or the "Company"), a global mobile internet company, today reported unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

●	Net revenues were US$51.1 million, a decrease of 52% from US$105.7 million during the same period last year.
●	Gross profit was US$42.0 million, a decrease of 58% from US$98.9 million during the same period last year.
●	Gross profit margin was 82.2%, compared with 93.6% during the same period last year.
●	Net loss was US$0.4 million, compared with net income of US$0.3 million last quarter, and net loss of US$22.0 million during the same period last year.
●	Adjusted net income[1] (Non-GAAP) was US$0.4 million, compared with adjusted net income (Non-GAAP) US$1.1 million last quarter, and adjusted net loss (Non-GAAP) of US$20.5 million during the same period last year.
●	The Company’s Portfolio Products[2] contributed approximately 99% of total revenues, with a focus on three main categories: online literature, mobile games and scenario-based content apps.

September 2021 Operational Highlights

●	Average daily active users (“DAUs”) of the Company’s portfolio products were 18.7 million, a decrease of 32% from 27.7 million in September 2020. Monthly active users (“MAUs”) of the Company’s portfolio products were 57.2 million, a decrease of 40% from 94.8 million in September 2020.
●	Average DAUs of the Company’s online literature products were 5.0 million, a decrease of 50% from 10.0 million in September 2020. MAUs of the Company’s online literature products were 13.5 million, a decrease of 54% from 29.5 million in September 2020. The average daily reading time[3] of our online literature product in the Chinese market, Fengdu Novel’s users was approximately 153 minutes in September 2021, which remained stable compared with 153 minutes in June 2021.
●	Average DAUs of the Company’s TouchPal Smart Input were 101.3 million. MAUs of the Company’s TouchPal Smart Input were 132.5 million.

"We have been consistently focused on the achievement of group-level profitability despite uncertainties in the Chinese mobile advertising market," commented Mr. Karl Zhang, CooTek's Chairman. "We are encouraged by the solid business fundamental of Fengdu Novel, which continued to contribute efficiently to the overall gross margin of the group. At the same time, we have been further strengthening our exposure in the overseas mobile games and online literature markets based on our recently launched Metaverse and NFT plan. We developed and published 14 new mobile games in the third quarter of 2021 and currently have a pipeline of 15-20 games in the fourth quarter of 2021 with 2 key mobile casual games."

Mr. Robert Cui, CooTek's CFO further commented, "We have been committed to optimizing our product portfolio in the global market with continuous concentration on the group-level profitability. We made our strategic initiative in expanding the scale of our overseas mobile games segment which has provided exciting and satisfying business upside since the second quarter of 2021. We remain confident in further enhancing our business model targeting at a long-term sustainable growth."

(in millions)	Portfolio Products
	Portfolio Products		Including: Online literature
	DAUs	MAUs	DAUs	MAUs
Sep' 19	23.9	67.5	2.0	11.0
Dec' 19	24.7	74.6	4.8	19.3
Mar' 20	25.2	89.2	7.3	29.1
Jun' 20	23.9	83.5	8.1	28.4
Sep' 20	27.7	94.8	10.0	29.5
Dec' 20	27.8	85.8	10.2	29.5
Mar' 21	20.3	58.6	7.5	20.1
Jun' 21	23.5	70.0	6.7	18.1
Sep' 21	18.7	57.2	5.0	13.5

1 “Adjusted net income” (Non-GAAP) is a non-GAAP measure, which is defined as net loss excluding share-based compensation related to share options and restricted share units. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2 “Portfolio Products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

3 “Average daily reading time” for any day is calculated by dividing (i) the sum of time spent on reading books on our Fengdu Novel for such day, by (ii) the number of Fengdu Novel users who spent time on reading books for such day. The average daily reading time for any month is calculated by dividing (i) the sum of average daily reading time for each day in such month, by (ii) the number of days in such month.

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Third Quarter 2021 Financial Results

Net Revenues

(in US$ thousands, except percentage)	3Q 2021	2Q 2021	3Q 2020	QoQ % Change	YoY % Change
Mobile Advertising Revenues	49,767	82,078	104,842	(39)%	(53)%
Other Revenues	1,374	1,139	815	21%	69%
Total Net Revenues	51,141	83,217	105,657	(39)%	(52)%

Net revenues were US$51.1 million, a decrease of 52% from US$105.7 million during the third quarter of 2020 and a decrease of 39% from US$83.2 million during the last quarter. The decrease compared with the same quarter of 2020 was primarily due to a decrease in mobile advertising revenues.

Mobile advertising revenues were US$49.8 million, a decrease of 53% from US$104.8 million during the third quarter of 2020 and a decrease of 39% from US$82.1 million during the last quarter. The decrease compared with the same quarter of 2020 was primarily due to the restructuring of portfolio products in the Chinese mobile games and scenario-based content apps categories.

Our portfolio products focus on three categories: online literature, scenario-based content apps and mobile games. Mobile games accounted for approximately 56%, online literature accounted for approximately 39%, and scenario-based content apps accounted for approximately 4% in the third quarter of 2021.

Cost and Operating Expenses

	3Q 2021		2Q 2021		3Q 2020		QoQ %	YoY%
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	Change	Change

Cost of revenues	9,165	18%	8,801	10%	6,784	6%	4%	35%
Sales and marketing	28,687	56%	59,787	72%	107,842	102%	(52)%	(73)%
Research and development	9,223	18%	9,709	12%	8,204	8%	(5)%	12%
General and administrative	4,011	8%	4,879	6%	3,707	4%	(18)%	8%
Other operating (income) loss, net	(938)	(2)%	(1,459)	(2)%	1,064	1%	(36)%	(188)%
Total Cost and Expenses	50,148	98%	81,717	98%	127,601	121%	(39)%	(61)%

Share-based compensation expenses by function
Cost of revenues	30	0.1%	54	0.1%	75	0.1%	(44)%	(60)%
Sales and marketing	20	0.0%	14	0.0%	59	0.1%	43%	(66)%
Research and development	308	0.6%	456	0.5%	815	0.8%	(32)%	(62)%
General and administrative	453	0.9%	317	0.4%	492	0.5%	43%	(8)%
Total share-based compensation expenses	811	1.6%	841	1.0%	1,441	1.5%	(4)%	(44)%

Cost of revenues was US$9.2 million, a 35% increase from US$6.8 million during the same period last year, and an increase of 4% from US$8.8 million during the last quarter. The year-over-year increase was primarily due to an increase in content costs we paid to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works.

Gross profit was US$42.0 million, a decrease of 58% from US$98.9 million during the same period last year, and a decrease of 44% from US$74.4 million last quarter. Gross profit margin was 82.2%, compared with 93.6% in the same period last year and 89.4% last quarter.

Sales and marketing expenses were US$28.7 million, a decrease of 73% from US$107.8 million during the same period last year, and a decrease of 52% from US$59.8 million last quarter. As a percentage of total revenues, sales and marketing expenses accounted for 56%, compared with 102% during the same period last year, and 72% last quarter. The sequential and year-over-year decrease in sales and marketing expenses as a percentage of total net revenues was primarily due to the continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users which resulted in the reduction of the user acquisition costs.

Research and development expenses were US$9.2 million, an increase of 12% from US$8.2 million during the same period last year and a decrease of 5% from US$9.7 million last quarter. The sequential decrease was primarily due to a decrease in salary and payroll expenses associated with technology R&D staff and share-based compensation expenses, and was partially offset by increase in third-party outsourcing fee. The year-over-year increase was primarily due to an increase in salary and payroll expenses associated with technology R&D staff, and was partially offset by decline in share-based compensation expenses. As a percentage of total net revenues, research and development expenses accounted for 18%, compared with 8% during the same period last year and 12% last quarter.

General and administrative expenses were US$4.0 million, an increase of 8% from US$3.7 million during the same period last year and a decrease of 18% from US$4.9 million last quarter. The sequential decrease was mainly due to a decrease in listing expenses and bad debt provision, and was partially offset by a rise in share-based compensation. The year-over-year increase was mainly due to an increase in salary and payroll expenses associated with G&A staff and bad debt provision, and was partially offset by decline in listing expenses and professional service fee. As a percentage of total net revenues, general and administrative expenses accounted for 8%, compared with 4% during the same period last year and 6% during last quarter.

Other operating income, net was US$0.9 million, compared with other operating loss, net of US$1.1 million during the same period last year and other operation income, net of US$1.5 million last quarter. The other operating income mainly included government subsidy received.

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Interest expense, net was US$2.0 million, compared with interest expense, net of US$7 thousand during the same period last year and interest expense, net of US$1.3 million last quarter. The interest expense increased was mainly due to the increase in interest expense on convertible note.

Net loss was US$0.4 million, compared with net loss of US$22.0 million during the same period last year and a net income of US$0.3 million last quarter.

Adjusted net income was US$0.4 million, compared with adjusted net loss of US$20.5 million in the same period last year and adjusted net income of US$1.1 million last quarter. The sequential decrease of profitability compared with the adjusted net income in the last quarter was mainly due to the decrease in revenues. The achievement of profitability compared with the adjusted net loss the same quarter last year was mainly due to the decrease in sales and marketing expenses as a percentage of total revenues driven by the continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users.

(in US$ thousands, except percentage)	3Q 2021	2Q 2021	3Q 2020	QoQ % Change	YoY % Change
Net (Loss) Income	(444)	264	(21,964)	(268)%	(98)%
Add: Share-based compensation related to share options and restricted share units	811	841	1,441	(4)%	(44)%
Adjusted Net Income (Loss) (Non-GAAP)	367	1,105	(20,523)	(67)%	(102)%

In the three months ended September 30, 2021, basic and diluted net loss per ADS were US$0.007 and US$0.007, and basic and diluted adjusted net income (Non-GAAP) per ADS were US$0.006 and US$0.006 respectively.

Balance Sheet and Cash Flows

As of September 30, 2021, cash, cash equivalents and restricted cash were US$36.2 million, compared with US$39.0 million as of June 30, 2021.

Net cash inflow from operating activities during the third quarter of 2021 was US$5.0 million, compared with net cash outflow from operating activities of US$14.4 million for the same period in 2020 and net cash outflow from operating activities of US$17.5 million during the last quarter. Cash inflow from operating activities during the third quarter of 2021 was mainly due to the decrease in accounts receivable driven primarily by the collection of receivables, and partially offset by the decrease in accounts payable primarily driven by the decrease of our user acquisition costs.

Net cash outflow from financing activities during the third quarter of 2021 was US$6.8 million, compared with net cash outflow from financing activities of US$2.2 million for the same period in 2020 and net cash outflow from financing activities of US$0.1 million during the last quarter. Net cash outflow from financing activities during the third quarter of 2021 was mainly due to the voluntary redemption of convertible note of US$4.2 million, and net cash outflow of US$3.9 million from the aggregate effect of proceeds from and repayment of bank borrowing, and partially offset by the net proceeds of US$1.4 million from a registered direct offering, upon which the Company sold US$1.5 million of ADSs on August 16, 2021.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00 AM U.S. Eastern Time on December 8, 2021 (9:00 PM Beijing Time on the same day), following the results announcement.

The dial-in details for the live conference call are:

United States: 866-548-4713

Hong Kong: 800-961-105

Mainland China: 4001-209-101

International: 1-323-794-2093

Passcode: 9181320

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

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About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and mobile games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users' ever-evolving content needs and helps it rapidly attract targeted users.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net loss that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net loss excluding interest income and expense, income taxes, depreciation and amortization, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in loss from operations and net loss. By making the Company’s financial results comparable period over period, the Company believes adjusted net loss and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," “optimistic” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Mr. Robert Yi Cui

Email: IR@cootek.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: cootek@icaasia.com

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CooTek (Cayman) Inc.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Net revenues	105,657	83,217	51,141	339,066	215,910
Cost of revenues	(6,784)	(8,801)	(9,165)	(17,057)	(26,832)
Gross Profit	98,873	74,416	41,976	322,009	189,078
Operating expenses:
Sales and marketing expenses	(107,842)	(59,787)	(28,687)	(316,277)	(159,210)
Research and development expenses	(8,204)	(9,709)	(9,223)	(23,154)	(27,969)
General and administrative expenses	(3,707)	(4,879)	(4,011)	(11,144)	(14,447)
Other operating (loss) income, net	(1,064)	1,459	938	(228)	3,200
Total operating expenses	(120,817)	(72,916)	(40,983)	(350,803)	(198,426)
(Loss) income from operations	(21,944)	1,500	993	(28,794)	(9,348)
Interest (expense) income , net	(7)	(1,336)	(2,031)	227	(3,681)
Foreign exchange (loss) gain, net	(13)	19	(25)	(13)	(250)
Fair value change of derivatives	—	85	656	—	741
(Loss) income before income taxes	(21,964)	268	(407)	(28,580)	(12,538)
Income tax expense	—	—	—	(3)	—
Share of loss in equity method investment	—	(4)	(37)	—	(41)
Net (loss) income	(21,964)	264	(444)	(28,583)	(12,579)
Net (loss) income per ordinary share
Basic	(0.007)	0.0001	(0.0001)	(0.01)	(0.004)
Diluted	(0.007)	0.0001	(0.0001)	(0.01)	(0.004)
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	3,070,510,051	3,238,319,836	3,330,388,021	3,086,630,271	3,235,801,001
Diluted	3,070,510,051	3,279,417,127	3,330,388,021	3,086,630,271	3,235,801,001
Non-GAAP Financial Data
Adjusted Net (Loss) Income	(20,523)	1,105	367	(24,777)	(9,623)
Adjusted EBITDA	(19,318)	3,428	3,317	(22,263)	(3,178)

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Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	June 30, 2021	September 30, 2021
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	35,667	36,011
Restricted cash	3,293	197
Short-term investment	50	50
Accounts receivable, net of allowance for doubtful accounts of US$1,180 as of June 30, 2021 and US$1,152 as of September 30, 2021, respectively	31,451	16,422
Prepaid expenses and other current assets	8,966	11,757
Total current assets	79,427	64,437
Property and equipment, net	4,100	3,977
Intangible assets, net	326	285
Operating lease right-of-use assets[4]	1,818	1,423
Long-term investments	620	582
Other non-current assets	1,211	1,236
TOTAL ASSETS	87,502	71,940
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable	50,245	35,436
Short-term borrowings	15,162	11,256
Accrued salary and benefits	6,555	8,387
Operating lease liabilities, current[4]	1,322	1,095
Accrued expenses and other current liabilities	6,685	10,077
Convertible notes	16,243	12,591
Derivative liabilities	1,577	921
Deferred revenue	3,086	2,480
Total current liabilities	100,875	82,243
Other non-current liabilities	391	369
Operating lease liabilities, non-current[4]	231	142
TOTAL LIABILITIES	101,497	82,754

4 On January 1, 2021, the Company adopted ASC 842, the new lease standard, using the modified retrospective method.

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Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	June 30, 2021	September 30, 2021
	US$	US$
Shareholders' Deficit:
Ordinary shares	33	34
Treasury shares	(5,229)	(5,229)
Additional paid-in capital	206,159	209,703
Accumulated deficit	(213,099)	(213,544)
Accumulated other comprehensive loss	(1,859)	(1,778)
Total Shareholders' Deficit	(13,995)	(10,814)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	87,502	71,940

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Unaudited Condensed Consolidated Statement of Cash Flows

 (in thousands, except for share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(14,393)	(17,540)	4,985	5,969	(35,529)
Net cash provided by (used in) investing activities	12,266	(565)	(771)	(2,362)	(1,695)
Net cash (used in) provided by financing activities	(2,183)	(135)	(6,810)	(2,937)	23,205
Net (decrease) increase in cash and cash equivalents	(4,310)	(18,240)	(2,596)	670	(14,019)
Cash, cash equivalents, and restricted cash at beginning of period	64,921	56,127	38,960	59,966	49,622
Effect of exchange rate changes on cash and cash equivalents	400	1,073	(156)	375	605
Cash, cash equivalents, and restricted cash at end of period	61,011	38,960	36,208	61,011	36,208

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Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Net (Loss) Income	(21,964)	264	(444)	(28,583)	(12,579)
Add:
Share-based compensation related to share options and restricted share units	1,441	841	811	3,806	2,956
Adjusted Net (Loss) Income (Non-GAAP)*	(20,523)	1,105	367	(24,777)	(9,623)
Add:
Interest expense (income), net	7	1,336	2,031	(227)	3,681
Income taxes	—	—	—	3	—
Depreciation and amortization	1,198	987	919	2,738	2,764
Adjusted EBITDA (Non-GAAP)*	(19,318)	3,428	3,317	(22,263)	(3,178)

* The tax impact to the non-GAAP adjustments is zero.

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